Via Facsimile and U.S. Mail
Mail Stop 6010

August 29, 2006

Mr. Michael W. Bell
Executive Vice President and CFO
Cigna Corporation
Two Liberty Place
Philadelphia, Pennsylvania

>   Re: **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed February 23, 2006**
>   **File No. 1-08323**

Dear Mr. Bell:

        We have reviewed your May 23, 2006 response to our May 4, 2006 comment letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis

Critical Accounting Estimates, page 26

1. Refer to your response to our comments 1a and 1b. Please enhance your proposed disclosure to provide a better understanding of the reasons for the changes from period to period of your assumptions in developing the healthcare medical claims payable. For instance, explain what caused the medical service utilization to change which resulted in lower medical cost trend assumptions in 2004 and 2005 and what caused the improvement in the time to process which resulted in an

increase to the completion factor assumptions. Clarify how these changes related to the increase (decrease) to the medical claims liability.

2. Refer to your response to our comment 1c.

a) Please explain to us why the percentages used (i.e. (2%) to 2% range of change for the completion factor and trend) are reasonably likely changes to your assumptions.
b) To better assess the reasonableness of your sensitivity analysis, please provide us the historical changes (i.e. increase/decrease in assumptions used) to your completion factors and medical cost trends for the periods presented.
c) Please explain to us why a one percent change in the assumption for your medical cost trend rate is reasonably likely.
d) Clarify in your proposed disclosure how the last sentence of your response to comment 1c correlates to the table provided. In this regard, it is unclear what you mean by the "current year" and what period the table represents.
e) You state in the last paragraph of Note 6 to the June 30, 2006 Form 10-Q that the change in the assumptions in your death benefits is outlined on page 24. Please confirm to us that the sensitivity analysis provided in Critical Accounting Estimates is not just for your death benefits.

Note 5- Health Care Medical Claims Payable, page 62

3. Refer to your response to our comment 3. Clarify in your proposed disclosure what you mean by "a portion of the incurred claims related to prior years represents the amount established to achieve that level of confidence, which may be offset by an equivalent amount established as part of the estimate of incurred claims related to current years."

* * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant